

Michelle Overmeyer (She/Her) · 3rd

Advocate for healthy and vibrant communities | Director of Planning | Grants Management | Community and Government Relations | Environmental Commissioner

United States · Contact info

740 followers · 500+ connections

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SSU Sonoma State University

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Today I had the pleasure of meeting U.S. Congressmembe...


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#JoinMyTeam I am looking for a Planning Manager to lead th...


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38 · 2 comments

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Monterey-Salinas Transit just received nearly $600,000 fro...



Caltrans approves nearly $82 million in LCTOP funding for...

masstransitmag.com • 1 min read

43 · 1 comment

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740 followers

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Michelle Overmeyer posted this • 3w

I have 25 Million reasons to thank California State Transportation Agency today! This is a HUGE win for Monterey County and our efforts at Monterey-Salinas Transit to bring transit equity to people who ...show more

California State Transportation Agency Awards Nearly $800 Million for Transit and Intercity Rail Projects

calsta.ca.gov • 3 min read

36 · 10 comments

Michelle Overmeyer posted this • 1mo



With the daily challenges we face in our busy schedules, it's always nice to celebrate the wins with your team. This week we celebrated our safety record with a taco truck staff appreciation lunch at each facility. I work with some amazing individuals who work hard to keep the public safe ...show more

39 · 3 comments

Michelle Overmeyer posted this • 2mo



#JoinMyTeam I am looking for a Planning Manager to lead the transit planning efforts on California's beautiful central coast! The pay range is $72K-$103,000 with excellent benefits, public retirement, and a fun, inclusive and colorful work environment! ...show more

38 · 2 comments

Michelle Overmeyer posted this • 2mo



California Transit Association led a great discussion in Sacramento today about funding for climate investments in transportation, the logistics of transitioning to renewable energy and the challenges and opportunities facing leaders in California. It was nice to see my peers in the industry ...show more

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About

Senior executive with broad experience in leveraging and securing millions of dollars in competitive state and federal grants. Excellent problem solving and strong ability to execute initiatives requiring effective decision making, project management, and teamwork. Strong business acumen for growing partnerships.

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Experience

Monterey-Salinas Transit
11 yrs 8 mos

Director of Planning & Innovation
Full-time
Nov 2019 - Present · 2 yrs 10 mos

* Manage a professional team responsible for a $79 Million grant portfolio in the agency's 5-year capital investment program. ...see more

Grants Analyst
Jan 2011 - Oct 2019 · 8 yrs 10 mos
Monterey, CA

* Wrote compelling grant proposals that resulted in $40M in funds.
...see more

Associate Environmental Analyst
Sacramento County Dept of Environmental Review and Assessment
May 2005 - Dec 2008 · 3 yrs 8 mos
Sacramento, California Area

While at Sacramento County, I managed and prepared technical analyses for compliance with the California Environmental Quality Act (CEQA). Efforts included contract management, coordina ...see more

Education

Sonoma State University
BA, Environmental Studies and Planning

Volunteering

Commissioner (Environmental Commission)
City of Seaside- City Hall
Environment

Appointed by the mayor, I serve on the Environmental Commission to investigate and advocate sound environmental policy and action in the areas of air quality, water quality, energy and waste ma ...see more

Director of Grants and Fundraising
Monterey Bay Sports League
Children

As a volunteer member of the 501c3 Board of Directors, I was responsible for researching and applying for foundation grants as well as managing the organizations fundraising efforts.

Skills

Strategic Planning

Endorsed by Talib Salamin who is highly skilled at this

Endorsed by 3 colleagues at Monterey-Salinas Transit

16 endorsements

Grant Writing

Endorsed by 3 colleagues at Monterey-Salinas Transit

9 endorsements

Policy Analysis

Endorsed by 2 colleagues at Monterey-Salinas Transit

7 endorsements

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Recommendations

Received Given

George Lorente · 3rd
Grants and Scholarships Manager
January 17, 2022, George worked with Michelle but they were at different companies

I have the pleasure of knowing Michelle while collaborating in the Grants area at sister transit agencies. Michelle has a broad set of capabilities and strong interpersonal skills. I admire that she pursues and encourages self development opportunities while making herself available to help others in her field. It's always a pleasant experience to work with Michelle.

Interests

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Bestselling Author | Host of the Women & Money Podcast | Co-Founder of SecureSave
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Founder & CEO at The Muse // defining the future of work
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